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SECURITI 03015347 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

RECEIVED MAR 10 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AssetMark Capital Corporation

OFFICIAL USE ONLY
37583
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Contra Costa Blvd., Suite 425
(No. and Street)

Pleasant Hill (City) CA (State) 94523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald D. Cordes (925) 521-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

OATH OR AFFIRMATION

I, Ronald D. Cordes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AssetMark Capital Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LONNIE A. ILMBERGER
Commission # 1265301
Notary Public - California
Alameda County
My Comm. Expires Jun 23, 2004

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AssetMark Capital Corporation
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors of
AssetMark Capital Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of AssetMark Capital Corporation (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

AssetMark Capital Corporation
Statement of Financial Condition
December 31, 2002

Assets	
Current assets:	
Cash and cash equivalents	$ 8,592
Accounts receivable	38,833
Total current assets	47,425
Office equipment, at cost less accumulated depreciation of $27,965	-
Total assets	$ 47,425
Liabilities and Stockholders' Equity	
Current liabilities:	
Accrued liabilities	$ -
Income taxes payable	-
Total liabilities (Note 3)	-
Stockholders' equity:	
Common stock, no par value; 200,000 shares authorized, 161,940 shares issued and outstanding	-
Capital in excess of par value	91,250
Accumulated deficit	(43,825)
Total stockholders' equity	47,425
Total liabilities and stockholders' equity	$ 47,425

The accompanying notes are an integral part of these financial statements.

AssetMark Capital Corporation
Statement of Operations
Year ended December 31, 2002

Revenue	
Marketing fees	$ 27,026
Distribution fees	7,225
Interest	107
Total revenue	34,358
Expenses	
NASD and state registration fees	18,918
Salaries and benefits	5,524
Depreciation and amortization	3,023
Taxes and licenses	1,115
Operating expenses	310
Total expenses	28,890
Net income before taxes	5,468
Provision for taxes on income (Note 4)	-
Net income	$ 5,468

The accompanying notes are an integral part of these financial statements.

AssetMark Capital Corporation
Statement of Cash Flows
Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 5,468
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,023
Increase in accounts receivable	(31,389)
Decrease in prepaid expenses	16,216
Decrease in accrued liabilities	(41,204)
Net cash provided by operating activities	(47,886)
Net increase in cash	(47,886)
Cash and cash equivalents, beginning of year	56,478
Cash and cash equivalents, end of year	$ 8,592
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ 1,022

The accompanying notes are an integral part of these financial statements.

AssetMark Capital Corporation
Statement of Changes in Stockholders' Equity
Year ended December 31, 2002

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Total Stockholders' Equity
Balances, December 31, 2001	161,940	$ 91,250	$ (49,293)	$ 41,957
Net income	-	-	5,468	5,468
Balances, December 31, 2002	161,940	$ 91,250	$ (43,825)	$ 47,425

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

AssetMark Capital Corporation (the "Company"), is a California corporation formed on October 3, 1994. The Company received regulatory approval to sell securities in all states on March 6, 1995 and is registered with the National Association of Securities Dealers ("NASD"), as a broker-dealer in the sale of securities. The Company is exempt from Securities Exchange Commission Rule 15c3-3 because it does not handle securities or carry customer accounts. On January 8, 2001, the Company changed its name from ACG Capital Corporation to AssetMark Capital Corporation.

As of December 31, 2002, Putnam Lovell Equity Partners, L.P. ("Putnam Lovell") has a 47.5% ownership interest in AssetMark Capital Corporation. The remaining 52.5% interest continues to be owned by four individuals.

2. Significant Accounting Policies

Use of estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Actual results could differ from these estimates.

Cash and cash equivalents

For purposes of the accompanying statement of cash flows, cash and cash equivalents consists of cash on deposit with a commercial bank and in a money market account held by a financial institution.

Revenue

Revenue in the accompanying statement of operations consist principally of fees from the sale of shares related to one real estate mutual fund. The Company has terminated its involvement in selling shares of the fund and will no longer continue to receive residual distribution and marketing fees associated with previous sales of mutual fund shares. The Company is currently in the process of negotiating a final lump sum payment as settlement in full of any and all terms of this original agreement. During the year ended December 31, 2002, revenue earned from the sale of shares of the real estate fund aggregated $34,251.

Depreciation

Depreciation of office equipment is computed on a straight-line basis over a useful life of five years.

Income taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the

estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits are more likely that not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Estimated fair value of financial instruments

Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments* requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value.

3. Transactions with Affiliates

The Company is affiliated with AssetMark Investment Services, Inc. as a result of common ownership. The Company occupies office space and pays AssetMark Investment Services, Inc. for certain administrative services. As a result of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Company has an agreement with AssetMark Investment Services, Inc. which states that AssetMark Investment Services, Inc. stands ready to pay expenses on behalf of the Company as notified by the Company. Any payment so made by AssetMark Investment Services, Inc. will be made without expectation of future repayment by the Company. As a result the Company has no accrued liabilities as of December 31, 2002 and has only accrued for expenses paid directly by the Company during the year ended December 31, 2002. All other expenses have been borne by AssetMark Investment Services, Inc. and are not currently reflected in these financial statements. Such expenses of the Company which were paid by AssetMark Investment Services, Inc. approximated $36,040 during the year ended December 31, 2002.

4. Taxes on Income

During the year ended December 31, 2002, the Company's provision for taxes was $3,674, which will be paid by the affiliate, AssetMark Investment Services, Inc. in accordance with the expense agreement between the Company and AssetMark Investment Services, Inc. Accordingly, no provision for taxes has been accrued for by AssetMark Capital Corporation.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2002, the Company had net capital of $8,434, which was $3,434 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2002.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

AssetMark Capital Corporation
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net capital	
Total stockholders' equity from Statement of Financial Condition	$ 47,425
Deductions and/or charges:	
Security haircut	(158)
Accounts receivable	(38,833)
Office equipment, net	-
Net capital	$ 8,434
Total aggregate indebtedness	
Total liabilities	$ -
Computation of basic net capital requirement	
Minimum net capital required - (6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker	$ 5,000
Excess net capital	$ 3,434
Ratio of aggregate indebtedness to net capital	0 to 1

See notes to the financial statements.

AssetMark Capital Corporation

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year ended December 31, 2002

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors on
Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
AssetMark Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of AssetMark Capital Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003